EXHIBIT 99.1

Buenos Aires

March 1, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified of a class action lawsuit against it by the “Asociación para la Defensa de Usuarios y Consumidores”—a local association for the defense of consumers—under case file number 25212/17.

The lawsuit challenges the application of a withdrawal fee for withdrawals made in a different branch from where the customer registered the account. The lawsuit seeks to end the withdrawal fee and to obtain reimbursement of the amounts allegedly overcharged.

Banco Galicia is analyzing the content and implications of the demand. It is believed that an unfavorable resolution of this dispute will not have a significant impact on Banco Galicia´s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.